EXHIBIT 99.1

Galapagos Announces Departure of Thad Huston, CFO and COO, as of August 1, 2025

Mechelen, Belgium; April 15, 2025, 07:30 CET; regulated information – inside information – Galapagos NV (Euronext & NASDAQ: GLPG), a global biotechnology company dedicated to transforming patient outcomes through life-changing science and innovation, today announced the departure of its CFO and COO, Thad Huston, effective as of August 1, 2025.

Mr. Huston has decided to leave the company and return to the U.S. for personal and professional reasons. Mr. Huston joined Galapagos NV in 2023 from Kite Pharma, Inc., to support Galapagos’ transformation into a cell therapy company. The company expects to announce Mr. Huston’s successor in the coming months.

Paul Stoffels1, MD, CEO and Chair of the Board of Directors of Galapagos, said “Over the past two years, Thad has worked on the transformation of Galapagos into a focused cell therapy business leveraging our unique decentralized cell therapy platform to deliver fresh, stem-like early memory CAR-T therapy with a vein-to-vein time of seven days. Thad will remain with the company until August 1, 2025 to ensure a smooth handover of responsibilities. We thank Thad for his contributions and wish him the best as he pursues other opportunities.”

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation).

For further information, please contact:

Media inquiries: Srikant Ramaswami +1 412 699 0359 Marieke Vermeersch +32 479 490 603 media@glpg.com	Investor inquiries: Srikant Ramaswami +1 412 699 0359 Glenn Schulman +1 412 522 6239 ir@glpg.com

Forward-looking statements
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These statements are often, but are not always, made through the use of words or phrases such as “anticipate,” “expect,” “plan,” “estimate,” “will,” “continue,” “aim,” “intend,” “future,” “potential,” “could,” “indicate,” “forward,” as well as similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements regarding key personnel, statements regarding the intended separation of Galapagos into two public companies and related transactions, including the expected timeline of such transactions, the anticipated benefits and synergies of such transactions and the receipt of regulatory and shareholder approvals for such transactions, and statements regarding the announcement of a suitable successor for the CFO & COO. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause Galapagos’ actual results to be materially different from those expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, without limitation, the possibility that Galapagos and SpinCo will encounter challenges retaining or attracting talent, risks related to our ability to effectively transfer knowledge, the risks associated with the anticipated transactions, including the risk that regulatory and shareholder approvals required in connection with the transactions will not be received or obtained within the expected time frame or at all, the risk that the transactions and/or the necessary conditions to consummate the transactions will not be satisfied on a timely basis or at all, uncertainties regarding our ability to successfully separate Galapagos into two companies and realize the anticipated benefits from the separation within the expected time frame or at all, the two separate companies’ ability to succeed as stand-alone, publicly traded companies, as well as those risks and uncertainties identified in Galapagos’ Annual Report on Form 20-F for the year ended 31 December 2024 filed with the U.S. Securities and Exchange Commission (SEC) and its subsequent filings with the SEC. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The forward-looking statements contained herein are based on management’s current expectations and beliefs and speak only as of the date hereof, and Galapagos makes no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances, or changes in expectations.

1 Throughout this press release, ‘Dr. Paul Stoffels’ should be read as ‘Dr. Paul Stoffels, acting via Stoffels IMC BV’